EXHIBIT 3.7

Article II, Section 2 of the Bylaws by amended deleting the sentence “At such meeting director shall be elected by plurality vote and any other proper business may be transacted” at the end of thereof and replacing said sentence with the following: “At such meetings, directors shall be elected by a majority of the outstanding shares entitled to vote thereon.”